UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under Section 14(d)(4)

of the Securities Exchange Act of 1934

AOL INC.

(Name of Subject Company)

AOL INC.

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

00184X 105

(CUSIP Number of Class of Securities)

Julie M. Jacobs

General Counsel

22000 AOL Way

Dulles, VA 20166

(703) 265-1000

(Name, address and telephone numbers of person authorized to receive notice and communications on behalf of the persons filing statement)

With copies to:

David E. Shapiro

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-1000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The information set forth under Items 1.01, 5.03, 7.01 and 9.01 of the Current Report on Form 8-K filed by AOL Inc. (the “Company” or “AOL”) on May 12, 2015 (including all exhibits attached thereto) is incorporated herein by reference.

Set forth below is a transcript of an interview held on May 12, 2015 on CNBC with Tim Armstrong, the Company’s Chairman and CEO to which the Company linked on a social media website with the captions “We’re very excited about today & there’s a very shared vision between AOL and Verizon” and “World-class media brands. World-class technology. Every device.”

Interviewer: Tim, good morning to you.

Tim Armstrong: Hey, Andrew. how are you?

Interviewer: Let’s start we’re all surprised. let’s go back to the beginning. how did this happen?

Tim Armstrong: AOL has focused in on what are the two largest growth markets in the world which are video and mobile. both of those are projected to be $40 billion each over the next four years. you know, we have built our systems, our talent and the global scale of what we’re doing in that direction. Verizon has been one of our biggest and best partners since I’ve been at the company. I think there was a natural set of conversations that have happened over time and, you know, over the last couple months that got more serious. and i think we share a combined vision and this will be one of the largest scale, most exciting, you know, biggest platforms for the future of mobile and OTT content and video. So, in advertising, it’s very, very powerful platform.

Interviewer: Why sell now?

Tim Armstrong: Why sell now? We’re sort of in the golden age of content. Are we at the top of the golden age? Matter of fact, if you look at AOL over the last five years, AOL is a company we turn the company around and outperform the S&P 500 for the last five years and when you look at where we are today and where we’re going. We made AOL as big as it can possibly be in today’s landscape. If you look forward five years, you’re going to be in a space where there is massive global scale networks and no better partner for us to go forward than Verizon. Really not about selling the company today. it’s really about setting up for the next five to ten years, and we’ve spoken for years about this, our vision has remained consistent. The world is changing and for AOL and for our shareholders, today is a great day. More importantly for AOL’s talent and the next five years with Verizon. We’ll do a lot of meaningful things.

Interviewer: Maybe you should have taken stock.

Tim Armstrong: you know i’m one of the CEOs that invested. I’m highly invested in verizon. I’ll be there as one of the executives.

Interviewer: We don’t know about your deal at Verizon. Are you going to buy verizon stock?

Tim Armstrong: I will certainly buy Verizon stock, the same way i bought AOL stock.

Interviewer: What was your cheapest price on your acquisition of AOL? do you remember?

Tim Armstrong: It was in the $20s, probably. the lowest when i bought stock myself.

Interviewer: What was it the day you started. what was the company worth? was it under $1 billion?

Tim Armstrong: No, we had trading that started before we spun out at Time Warner, but that was in the low $20s.

Interviewer: Tim, you speak to this larger issue that we were talking about before you came on. which, actually, I know you’re on the AOL side, but speak to the Verizon issue. why the pipe business needs to own content now.

Tim Armstrong: Well, you know, I think I haven’t started at Verizon yet. The deal was announced but not closed. I’m not going to comment on anything having to do with Verizon until I’m officially in there. if you look at the mega trend across the industry. companies like Verizon that have done an amazing job of building out. Verizon has 1.5 billion connected devices in the United States. they touch 75% of the internet traffic in the United States. if you look at what they’re able to do from a value add services standpoint. But more premium high quality video and the internet of things will hit and companies like Verizon be in a good position for the future and you’ll see that happening across other companies.

Interviewer: Play this out for me. this is Michelle, good morning.

Tim Armstrong: Good morning.

Interviewer: I have a Verizon phone and a year from now, what can i do on that phone that’s related to aol content that i couldn’t do before? what does this all mean in terms of the actual customer experience?

Tim Armstrong: So, I think, you know, number one, Verizon, I won’t speak for them, but the folks at Verizon are going to do whatever is in the best interest of the consumer. Part of that will be AOL content and services for sure, and some of our powerful brands like Huffington Post and TechCrunch. Verizon has been centered around really making the connection from the home to the phone to the car. You know very easy for content and services. What I think you’ll end up with is a much deeper relationship with Verizon over time in terms of Verizon doing you better commerce opportunities and AOL will be one piece of that.

Interviewer: Do you expect a lot of your content, Huffington Post content to be exclusive to Verizon or expect it to be open and broadly available. Does that limit you?

Tim Armstrong: You know, Andrew, our strategy has been an open strategy at AOL and Verizon has done a large amount of deals with the NFL. Even if you look at the way AOL content has been going on other platforms, sponsored by Verizon. they have taken an open approach. That won’t be done until the deal closes. I think you should assume that Verizon and AOL are very open platform approach, by the way. that is very differentiated from some of the larger silicon valley players that have closed businesses. I think taking a big and open approach to this over time. Lowell McAdam and the team at Verizon have been very forward thinking in some of the areas and the other deals that they have been doing across the board for the future. We are very excited about today and a very big shared vision between the companies.

Interviewer: Tim, now that you’ve done this deal, maybe we can go back to history and go through your thinking over the past several years. you have long been speculated as a merger candidate with somebody. whether it be Yahoo! at certain points, whether it be other content companies. To the extent you can, can you walk us through some of the permutations that you and the Board have thought about?

Tim Armstrong: Fred Reynolds, our lead director, is somebody that i talk to every single week and we’ve spoken hundreds of times over the course of the years with the AOL board around closing this deal off. You know, really, when we spun out of Time Warner the plan was to basically be really big at content, video and advertising and AOL has stayed on those pathways and a lot of noise around AOL over the years about mergers and partnerships and those things. But i think a lot of it comes that we have 4,500 really talented people here and we basically, the Wayne Gretzky quote of it’s not where the puck is, it’s where the puck is going and AOL skated to where the puck is going to be and today is the single best example of why people invested in AOL.

Interviewer: Tim, you could have looked around at what was available for you to acquire with your size. and you could have made a decision on wanting AOL to stay AOL. you made a decision that that wasn’t going to be the route to go. I’m going to be part of a much bigger enterprise. that is the main decision you made.

Tim Armstrong: Joe, if you take a step back you say at our size scale and you think about the mobile platform shift happening in OTT, you know, I’ve said this on your program before. i mean, there is absolutely no doubt in my mind that there are 40, 50 companies chasing probably what is ten seats or so, 7 to 15 seats available. this is a chance for us to basically pull up a chair with Verizon, you know, at the table. we’re starting off at a combined platform that will be scale wise, Google, Facebook size overall. We are in a strong position and my decision as CEO and the Board’s decision was about shareholders. we outperform the S&P 500 for the last five years. what does it take to go forward? We could go out and acquire companies and the biggest way for us to have shareholders get a return, but in our talent to have a bright future was basically get a big chair at a big table and that is what this all about.

Interviewer: Advertising on phones just doesn’t pay the same. Relying on the business model is the best way to go in firms of a strictly internet platform.

Tim Armstrong: Maybe I have been contrarian on this over time but I think it worked out. When you think about mobile and targeted advertising, you know, your ad prices are going to go up, the ability to have better ads, more consumers, more timely with better analytics behind it is actually happening today and i think you’re going to see things like private market places and programmatic make mobile shine. I’m hoping the shiniest company is Verizon and AOL and both markets video for mobile and mobile advertising are both projected to go at 30% over the next five years and we’ll start with the best single combined platform, i think.

Interviewer: Tim Armstrong thought about legacy. You came from Google. They said, what is he doing? So, here the book gets closed. Tim Armstrong $20 to $50. “New York Post” on Sunday has the winner and loser thing. So, you know, you can peg it at $50 and it’s done. you’re a winner. you succeeded in turning AOL around and now you can move on. You’re a young guy, right? Am I Right or am I right?

Tim Armstrong: Joe, I spent a lot of time with you over the years. It’s about the future.

Interviewer: And the employees.

Tim Armstrong: And the employees. Joe, listen, my wife asked me one question when i took the AOL job. What are you doing? do you know what you’re doing and do you know that you’ll get the people to help turn the company around and I said Yes. I think today before i left this morning she said, do you guys know what you’re going to do in the future? and I said that and I mean it

Interviewer: You can always crawl back down to $20. Crashed and burned. even from here on out. Now, boom, $50, you’re done. Mark this moment. no longer a separate listing of AOL. Something I know from the history of CNBC. We wrote it with you. I don’t know, in my lifetime, it’s interesting to have seen it. not going to feel bad and not be listed any more?

Tim Armstrong: My job is not whether or not the company is listed, it’s weather or not our talent gets the list in the future. I think this deal will allow the 4,500 people here and plus the people at Verizon.

Interviewer: Steve, you have a couple hundred million. Steve Case owns Hawaii, Jerry Levin has an aroma therapy place out in Santa Monica and it’s all said and done.

Tim Armstrong: I’m still giving consumers content.

Interviewer: Hey, Tim, couple of quick things. help us with this first. Was there an auction? Give us back story here. Meaning, who went to whom? How did this happen?

Tim Armstrong: You know, basically, this happened in a very natural way and no auction. Basically over the course of time i sat down last summer at the Sun Valley conference and we talked about where the world was going and we have been big partners and we were kind of reviewing what the companies were doing together. That sort of kicked off sort of a natural progression to where we are today and I think facilitated by Nancy of Allen and Company and David Shapiro we were able to basically bring this deal together in a way that i think was incredibly natural. If you look at the two visions on the companies and the platforms and both companies were doing the same thing.

Interviewer: It’s trading slightly above the premium right now. you didn’t shop this to anybody else?

Tim Armstrong: No, I’m committed to doing the deal with Verizon and I think that as we chose each other because that’s the path we’re on. I gave the team at Verizon my word that, you know, We’re in a place where this deal is going to happen and we’re excited about it

Interviewer: Is there a break-up fee?

Tim Armstrong: I’m not going to comment on any deal specifics.

Interviewer: That will be out in the filings in the next day or two?

Tim Armstrong: A deal that is a well done deal for our shareholders but really this deal has been about putting the vision together with Verizon.

Interviewer: Not to push you on it, but why not pursue an auction?

Tim Armstrong: You know, Andrew, i think the process of where we are as a company right now and the process we went through and knew you guys covered, lots of rumors about AOL in general. So, if somebody, we have always been a public company and been available. If somebody wanted to come do a deal with us, they would have done it. The Verizon deal was built around the strategy of where we’re going.

Interviewer: How long do you plan to stick around?

Tim Armstrong: I signed a document last night. I’ll be there for a long period of time.

Interviewer: Is that a year, two years? longer than two years?

Tim Armstrong: longer. Longer than two years.

Interviewer: Is Verizon, you know for a fact always going to be comfortable with Huffington Post content. Knowing you, were you always comfortable with the Huffington Post content, Tim?

Tim Armstrong: Huffington Post is going to be on more platforms and places along with all the other content that Verizon and AOL has.

Interviewer: doesn’t offset the bias of the Huffington Post.

Interviewer: Tell me when you called Arianna this morning she said, ‘marvelous, darling.’

Tim Armstrong: I gave her one message. this is great for the Huffington Post and this is going to be huge.

Interviewer: What did she say back?

Tim Armstrong: I can’t tell you that. We have a company meeting later today and we’ll discuss all of that inside the Company. I don’t know. Joe, were you on Huffington post this morning.

Interviewer: You know i’m on ten times a day. now that the deal is done,

Tim Armstrong: All right. You’re going to have to increase it to 12 times per day.

Interviewer: re you a masochist? I look at Huffington Post. I get stuck there. They do something with their page that makes it super sticky. it makes me crazy. 20 celebrities that have had gentle plastic surgeries or something. or butt implants and i have to look at each single one. Kanye, you’re kidding! anyway.

Tim Armstrong: So, Joe, the most important thing out of the Huffington Post and TechCrunch and all the other content that we own is great content and really sticky.

Interviewer: Tim, before you go, last question just because one of the things we’re going to watch for today is whether there becomes more speculation about your rivals and competitors in the space and whether you think other pipes and distributors are going to need and want to buy them as a result of sort of a dominos-like theme here. Your sense that that might happen or not?

Tim Armstrong: I was out with Michael Powell and Kara Swisher last week and we were chatting about that. I think the reality is the fog has lifted in this industry and I think the companies that do the best job of both distributing and providing content and services to people are going to win. Consumers want a simplified platform and, again, that’s why this deal is exciting now. We’ll provide a lot of people with a simplified video platform and we’re doing it with one of the biggest and best companies in the world.

Set forth below is a copy of a slide presentation delivered by Tim Armstrong to AOL employees on May 12, 2015.

#AOL2Verizon

TO SIMPLIFY THE INTERNET FOR CONSUMERS AND CREATORS BY UNLEASHING THE WORLD’S BEST BUILDERS OF CULTURE AND CODE

CULTURE AND CODE GOES MOBILE

SHOOT THE GAP PROGRAMMATIC MEDIA FUTURE 3-5B Global Consumers, $400-600B Revenue A MEDIA TECHNOLOGY COMPANY

AOL + VERIZON FLYWHEEL B2B Creator Platforms B2B Advertiser Platforms B2C Consumer Brands A MEDIA TECHNOLOGY COMPANY

THE SAME, BUT BETTER Independent operating unit 1.5 billion PCs, TVs, and mobile devices reaching 70% of US Internet traffic Unmatched mobile premium content, distribution, ads, and commerce

Aol.com
Aol. ORIGINALS
HUFF POST LIVE
THE HUFFINGTON POST
TechCrunch
autoblog
mapquest
engadget
moviefone
STYLE ME Pretty
MAKERS

+

NFL
NBA
abc
NBC
MAKER
ESPN
COMEDY CENTRAL
VICE
vevo
CBS SPORTS

by Aol.
Aol. On
Gravity.com

+

verizon Digital Media Services
verizon FiOS
PRECISION MARKET INSIGHTS FROM VERIZON
uplynk
edgecast
ONCUE

THE SAME, BUT BETTER CONSUMER BRANDS MEDIA PLATFORMS

WHAT’S IN IT FOR YOU?
BRANDS
CREATORS &
PUBLISHERS
CONSUMERS
Massive data-driven
audience and ads
across premium
mobile, video, and
OTT
Scaled partner for
audience
development, data,
and monetization
All the content you
crave in one place,
seamlessly linked
across your devices

TALENT

#AOL2Verizon

Set forth below is a copy of an email sent by Tim Armstrong to AOL employees on May 12, 2015.

From: Tim Armstrong

Sent: Tuesday, May 12, 2015 7:01 AM

To: undisclosed-recipients:

Subject: Let’s Mobilize

AOLers –

As you have heard me say many times over the last 5 years since we became an independent AOL, we are building toward becoming the largest media technology company in the world. While there are search platforms, social platforms, and commerce platforms, we have built a very meaningful media platform and AOL today is a media platform company powering our brands and the brands of over 30,000 partners.

If there is one key to our journey to building the largest digital media platform in the world, it is mobile. Mobile will represent 80% of consumers’ media consumption in the coming years and if we are going to lead, we need to lead in mobile. Over the last 18 months we set a goal of moving AOL into a leading position in mobile, mobile video, and mobile registered consumers. We are approaching 400 million global consumers, we have built one of the best advertising platforms in the world, and we have one of the most talented teams in the world – and now it is time for us to fully open up the mobile frontier.

Today, we are announcing that the largest and most innovative wireless and cable company – and the one investing the most in high quality mobile content – is acquiring AOL with the strategy of building the biggest media platform in the world. The company is Verizon and the deal will game-change the size and scale of AOL’s opportunity. Just as AOL has propelled The Huffington Post, Adap.tv, TechCrunch, and other companies we have acquired, Verizon will propel AOL and comes to the table with over 100 million mobile consumers, content deals with the likes of the NFL, and a meaningful strategy in mobile video.

The decision to enter into an agreement with Verizon was made over a long and thoughtful time period and both companies see significant opportunity to service consumers and customers in a differentiated and exciting way. On a personal level, the decision to go forward with an agreement was predicated on giving our talent the best opportunity to build a multi-decade business that would be deeply growth oriented and aimed directly at the platform shift that video and mobile are offering the world – today and 20 years from now.

There are two important questions you might have at this point in the letter:

1.	What does this mean?
2.	What does this mean for me (meaning you)?

The deal means we will be a division of Verizon and we will oversee AOL’s current assets plus additional assets from Verizon that are targeted at the mobile and video media space. The deal will not change our strategy – it will expand it greatly. The deal will give our content businesses more distribution and it will give our advertisers more distribution and mobile-first features. The deal will add scale and it will add a mobile lens to everything we do inside of our content, video, and ads strategy.

For you this means growth, it means mobile, and it means compensation that will be equal or better to your AOL compensation. Your benefits will not change in 2015. We will eventually go on Verizon’s benefit plan, but that won’t happen until 2016 or later and we will work with Verizon to make sure the benefits are strong and cover important areas of people’s lives. Your job and what you do on a daily basis should be enhanced by the market opportunity this deal is targeted to capture. The simple answer to the question of “what does this mean for you?” should be, “I just got more resources, more support and more growth opportunity.”

The leadership at AOL is staying and I am staying – enthusiastically, and we made that part of the deal. We have the opportunity to build a unique and globally scaled media technology company with the scale and resources we need to make that happen. Verizon and AOL are very large partners today – in content, in ads, and in the technology. We know their team well and they know our team well. The cultures share very similar values and are both working on very similar ways to do good while doing well. Diversity and women’s leadership are at the top of both companies’ agendas and we look forward to having a consumer and industry impact on those important issues.

The future in front of AOL and the industry requires scale, mobile, and video – and partnerships. In our lifetime, we will see the connection of the world on very large and very fast networks – and to play in that world with our strategy requires us to take the natural steps to secure our ability to shoot for the stars. This deal is aimed at the stars and we are going to pursue the joint vision of building the most significant media platform in the world.

I have been a buyer of AOL over the last 5 years – and that is an investment in one thing – our talent. We have reviewed every hire coming into the company over the last 5 years and we have taken extraordinary risks and faced extraordinary challenges over the last 5 years. There is nothing more meaningful than watching our team turn-around this great company and restoring it to growth when most people had left it for dead.

AOL is back and now we are joining forces with Verizon to build the best media technology company in the world. Let’s mobilize. - TA

*Note: I will be hosting an all company meeting at 10:00am ET this morning. Those in New York can join me in the 4th floor Living Room, and those in other locations can join the live stream here: aol.it/051215-town-hall. You can also submit questions to askTim@teamaol.com, and we will address as many questions as possible during the meeting.

A link to the following New York Times article was posted on AOL’s employee intranet on May 12, 2015.

Verizon to Buy AOL for $4.4 Billion in Cash

Content and distribution are still king.

Fifteen years after AOL acquired Time Warner for $165 billion in a bold effort to put entertainment and advertising on the World Wide Web, the company that coined “You’ve got mail” is at it again.

This time, however, AOL is the company being acquired, and it is a mobile phone company trying to disrupt the media industry.

Verizon Communications agreed on Tuesday to buy AOL for $4.4 billion in an all-cash deal that will see today’s king of mobile acquire the one-time king of media. The rationale is the same as it was 15 years ago, but the platform is different.

Instead of aiming at desktop computers, Verizon and AOL want to put content and new advertising technology on today’s most ubiquitous computing device, the mobile phone.

In AOL, Verizon acquires a company that has developed valuable technology for serving mobile video and advertising.

Verizon, however, is hoping that history does not repeat itself. AOL’s acquisition of Time Warner was generally regarded as a debacle and the high-water mark of the dot-com bubble.

Instead, Verizon is betting that by adding a layer of entertainment, advertising and services to its vast network of smartphones, it can attract more customers and find new sources of revenue.

Verizon’s big gamble on content and advertising comes as overall growth of subscriptions slows across the telecommunications industry. While Verizon has found growth in business services and premium television offerings, it is also trying to protect its profitable cellphone business, which currently has 109 million customers.

By pursuing a marriage of content and distribution, Verizon is following other big media companies down the same path. Comcast, the biggest cable operator, acquired NBCUniversal, the big television and movie studio group. AT&T, Verizon’s nearest rival, is in the process of acquiring DirecTV, the satellite television business. And Sprint, another wireless operator, is making its own forays into content.

“The telecoms are clearly saying, ‘We’re not going to be dumb pipes,’” Mr. Miller said.

The AOL that Verizon is buying is a shadow of its former self, managing a small collection of media and technology properties.

It was spun off from Time Warner in 2009, and today its most visible brand is The Huffington Post, a network of domestic and international news sites run by Arianna Huffington. In recent months, AOL had considered spinning off The Huffington Post. It is unclear how Verizon’s acquisition will affect those plans.

But AOL also has a well-regarded advertising business, and growing mobile video offerings, both of which appeal to Verizon.

“Verizon’s vision is to provide customers with a premium digital experience based on a global multiscreen network platform,” Lowell C. McAdam, Verizon’s chief executive, said in a statement. “This acquisition supports our strategy to provide a cross-screen connection for consumers, creators and advertisers to deliver that premium customer experience.”

In other words, Verizon is trying to find life beyond phones. It has invested a significant amount of money in LTE Multicast, a technology for broadcasting live video over its cellular data network. Verizon also offers a traditional TV service, and tried to sell a Redbox streaming service that rivaled Netflix, before shutting it down.

Verizon has also been trying to move deeper into the advertising market, although it has stumbled with a mobile ad-targeting program that was scrutinized by privacy advocates and a sponsored news website that was widely panned.

And Verizon has made some attempts to bolster its content offerings, most notably through a deal with the National Football League that lets its subscribers stream games for free.

But with its purchase of AOL, Verizon is redoubling its push to become a leader in so-called over-the-top video, shorthand for television content distributed through the Internet.

“The world is going mobile, and it is going there really quickly,” Tim Armstrong, AOL’s chief executive, said in an interview. “The combination will be a big chair at a big table. We have assets that can cleanly plug in and scale on top of Verizon’s platform.”

He will stay with AOL after the acquisition and said that by doing so, he would be positioned to help build the phone company’s growing content business.

“I think it’s a smart part of Verizon’s hedging strategy around video,” said Jan Dawson, an independent telecom analyst for Jackdaw Research. “This allows them to do interesting things with advertising across platforms.”

Whether AOL is enough to give Verizon an edge in the content business remains to be seen.

“It isn’t enough by itself, and it isn’t meant be the only thing,” Mr. Miller said. “If you’re really going to compete with Google and Facebook on ad sales, you have a lot of investment to make. You have to put money behind this.”

In acquiring AOL, Verizon is buying more than websites that host streaming content. AOL also manages a dwindling but profitable dial-up Internet business, providing online access for those who live in areas too remote to have broadband, or who never canceled their subscriptions.

Verizon will pay $50 a share for AOL, a 17 percent premium over the company’s closing share price of $42.59 on Monday. Verizon will fund the deal with cash and short-term debt.

Analysts noted that within Verizon, which has a market value of more than $200 billion, AOL will be a small piece of a much larger company.

“It’s the tip of the tip of the tail, and it is clearly not going to wag the whole dog,” analysts with MoffettNathanson wrote in a note. “Verizon is still, first and foremost, a wireless phone company.”

“The logic is clear, and it’s the same logic as AOL and Time Warner,” said Jonathan Miller, the chief executive of AOL from 2002 to 2006 who is now a venture capitalist. “The logic then was to put to together content, distribution and access, and it still is.”

Yet AOL comes with plenty of distractions, most notably the fate of The Huffington Post. Details of The Huffington Post’s business have not been disclosed, but late last year Mr. Armstrong said Huffington Post sites brought in hundreds of millions of dollars in annual revenue.

Asked if Ms. Huffington was planning to work for Verizon, Mr. Armstrong said: “Yes, definitely.”

Ms. Huffington declined to comment.

AOL also owns a grab bag of sites including TechCrunch, AOL.com, Moviefone and MapQuest.

AOL and Verizon have been partners on several projects in recent years. Last summer, at the Allen & Company retreat in Sun Valley, Idaho, Mr. McAdam and Mr. Armstrong shared a lunch. Over the meal, Mr. Armstrong said, they discussed deepening their ties, and also a potential deal.

For much of last year, the idea percolated, with each company thinking it over. In recent months, both companies engaged financial and legal advisers and made a push for the transaction.

“In the last couple months, it got more turned toward doing the deal that we did today,” Mr. Armstrong said. “It’s been a natural progression.”

In today’s frothy market for mergers and acquisitions, $4.4 billion is not a terribly large number, and 17 percent is not quite a blockbuster premium. But for AOL, which has struggled to escape its troubled past and has been the subject of countless takeover rumors, the acquisition by Verizon provides a measure of closure to its tenure as an independent company.

“Verizon is one of the natural fits for AOL,” Mr. Armstrong said. “We’ve been building media and content and advertising platforms, and they’ve been creating it on the mobile site.”

Yet as forward-looking at Verizon and AOL were on Tuesday, they will have a hard time escaping the legacy of AOL’s botched acquisition of Time Warner.

Mr. Miller said that while the rationale in each deal was the same, he believed Verizon had a better chance of making it work, and took pains on Monday to note that AOL would be run as a separate division.

“The whole idea there was content with the studios and the networks, and distribution with Time Warner Cable and AOL,” Mr. Miller said. “It’s the same today. But people now understand how to manage these cultures better.”

The closing of the deal, which is subject to regulatory approval, is expected this summer.

Verizon was advised by LionTree Advisors and Guggenheim Partners, and received legal advice from Weil, Gotshal & Manges. AOL was advised by Allen & Company and received legal advice from Wachtell, Lipton, Rosen & Katz.

Important Information

The tender offer for the outstanding common stock of the Company referred to in this document has not yet commenced. This document is not an offer to purchase or a solicitation of an offer to sell shares of the Company’s common stock. The solicitation and the offer to purchase shares of the Company’s common stock will only be made pursuant to an offer to purchase and related materials that Verizon Communications Inc. (“Verizon”) and Hanks Acquisition Sub, Inc. (“Acquisition Sub”) intend to file with the Securities and Exchange Commission (the “SEC”). At the time the tender offer is commenced, Verizon and Acquisition Sub will file a Tender Offer Statement on Schedule TO with the SEC, and soon thereafter the Company will file a Solicitation / Recommendation Statement on Schedule 14D-9 with respect to the tender offer. STOCKHOLDERS OF THE COMPANY ARE ADVISED TO READ THE SCHEDULE TO (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF

TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BEFORE MAKING ANY DECISION WITH RESPECT TO THE TENDER OFFER BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO.

Forward Looking Statements

This communication may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the proposed transaction with Verizon and other matters. Words such as “anticipates,” “estimates,” “expects,” “projects,” “forecasts,” “intends,” “plans,” “will,” “believes” and words and terms of similar substance used in connection with any discussion of the proposed transaction identify forward-looking statements. These forward-looking statements are based on management’s current expectations and beliefs about future events. As with any projection or forecast, they are inherently susceptible to uncertainty and changes in circumstances. Except as required by law, we are under no obligation to, and expressly disclaim any obligation to, update or alter any forward-looking statements whether as a result of such changes, new information, subsequent events or otherwise. Various factors could adversely affect our operations, business or financial results in the future and cause our actual results to differ materially from those contained in the forward-looking statements, including those factors discussed in detail in the “Risk Factors” sections contained in our Annual Report on Form 10-K for the year ended December 31, 2014 filed with the SEC, as well as, among other things: 1) the ability to obtain requisite regulatory approvals required to complete the proposed transaction with Verizon, 2) the satisfaction of the conditions to the consummation of the proposed transaction, 3) the timing of the completion of the proposed transaction and 4) the potential impact of the announcement or consummation of the proposed transaction on our relationships, including with employees, suppliers and customers.